(1) Summary of Significant Accounting Policies

General Information and Basis of Presentation

The accompanying Statement of Financial Condition reflects the accounts of Nuveen Securities, LLC (the "Company"). The Company is a subsidiary of Nuveen Investments, Inc. ("Parent"), which is a subsidiary of Nuveen Holdings, Inc. (f/k/a Windy City Investments, Inc.; hereinafter, "Nuveen Holdings"). Nuveen Holdings is a wholly owned subsidiary of Nuveen Finance, LLC (f/k/a TIAA Asset Management Finance Company, LLC), which is an indirect subsidiary of Teachers Insurance and Annuity Association of America ("TIAA"), a legal reserve life insurance company established under the insurance laws of the State of New York in 1918.

The Company is a Securities and Exchange Commission ("SEC") registered broker/dealer under the Securities Exchange Act of 1934, and provides investment product distribution and related services for managed funds. In addition, the Company underwrites initial and secondary public offerings of closed-end funds and acts as placement agent for private offerings of other securities related thereto. In the ordinary course of business, the Company also serves as clearing agent with respect to municipal bonds bought and sold by an affiliated investment adviser on behalf of that adviser's separately managed accounts. The Company is a clearing broker and clears trades through both the Depository Trust & Clearing Corporation (the "DTCC"), as well as the DTCC's subsidiary, the National Securities Clearing Corporation (the "NSCC").

On January 4, 2016, the Company and Parent, entered into an agreement with Incapital LLC and certain of its affiliates ("Incapital") to purchase certain assets, and assume certain liabilities, with respect to Incapital's Unit Investment Trust ("UIT") business (hereinafter, the "Incapital Acquisition"). The Incapital Acquisition closed on April 30, 2016. As a result, the Company is a UIT sponsor, depositor and principal underwriter.

The Company is subject to the regulatory rules of the SEC, the Financial Industry Regulatory Authority ("FINRA"), and the Municipal Securities Rulemaking Board.

Use of Estimates

These financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP"). The Financial Accounting Standards Board ("FASB") Accounting Standards Codification™ (the "Codification" or "ASC" or "Topic") is the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Actual results could differ from these estimates.

Cash

The Company maintains cash at federally insured banking institutions, which can exceed the Federal Deposit Insurance Corporation's ("FDIC") insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage.

NUVEEN SECURITIES, LLC
Notes to Statement of Financial Condition
December 31, 2016

(1) Summary of Significant Accounting Policies (continued)

Cash Segregated in Compliance with Federal and Other Regulations

Cash Segregated in Compliance with Federal and Other Regulations of $1.0 million at December 31, 2016 represents cash segregated in a special reserve account for the benefit of customers under SEC Rule 15c3-3.

Securities Transactions

Securities transactions are reported on a settlement date basis, which is generally three business days after the trade date. Securities owned (trading accounts) are valued at market.

At December 31, 2016, the Company's inventory of securities owned did not contain any significant concentrations of credit risk relating to either individual issues or to issuers (or groups of issuers) located in any state or region of the country.

Deposits

Included on the Company's December 31, 2016 Statement of Financial Condition are various deposits with clearing corporations and transfer agents.

Advanced Commissions

Advanced commissions consist of commissions advanced by the Company on sales of certain mutual fund shares. Such commissions are capitalized and amortized monthly into expense over 12 months.

Income Taxes

Beginning in 2014, after TIAA acquired Nuveen Holdings and its subsidiaries, taxable income of the Company has been included in the TIAA U.S. federal consolidated tax return filing. Prior to the TIAA acquisition of Nuveen Holdings, the Company and Parent joined Nuveen Holdings in the filing of a U.S. federal consolidated tax return. The Company is also obligated to pay state income taxes. Some state filings are on a separate return basis, while in other states, the Company is required to join in a consolidated/combined filing.

The Company recognizes current income taxes for taxable income/loss reportable to taxing authorities, and deferred income taxes for the future amount of income taxes following the balance sheet approach, in all income tax jurisdictions. Under the balance sheet approach, deferred tax assets and liabilities are determined based on differences between the financial reporting and the tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that are applicable to periods in which the differences are expected to affect taxable income.

For the federal tax jurisdiction and separate filing states, the Company's current and deferred income tax balances are prepared on a separate return basis. For consolidated/combined filing states, the Company's current and deferred income taxes reflect the impact of group apportionment factors.

(1) Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

Valuation allowances may be established, when necessary, to reduce the deferred tax assets to amounts determined "more-likely-than-not" realizable. The Company assesses the realizability of deferred tax assets based upon sources of future taxable income available to the Company. The Company assesses the need for a liability related to uncertain tax positions following the two-step recognition and measurement approach.

Recent Accounting and Reporting Requirements

ASU No. 2014-15 - Presentation of Financial Statements — Going Concern

ASU No. 2014-15, "Presentation of Financial Statements – Going Concern" requires management of all entities to evaluate whether there are conditions and events that raise substantial doubt about the entity's ability to continue as a going concern within one year after the financial statements are issued (or available to be issued when applicable). Management will be required to make this evaluation for both annual and interim reporting periods, if applicable. Management will have to make certain disclosures if it concludes that substantial doubt exists or when its plans alleviate substantial doubt about the entity's ability to continue as a going concern. The assessment will be similar to the one auditors perform under auditing standards. ASU No. 2014-15 is effective for annual reporting periods ending after December 15, 2016, and annual and interim periods thereafter. Management of the Company has made a determination that as of December 31, 2016, there are no conditions or events that raise substantial doubt about the entity's ability to continue as a going concern within one year after this December 31, 2016 Statement of Financial Condition is first made available to be issued.

(2) Fair Value Measurements

FASB ASC 820-10 establishes a fair value hierarchy that prioritizes information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data (for example, the reporting entity's own data). FASB ASC 820-10 requires that fair value measurements be separately disclosed by level within the fair value hierarchy in order to distinguish between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy). Specifically:

(2) Fair Value Measurements (continued)

- Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

- Level 2 - inputs to the valuation methodology other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, through corroboration with observable market data (market-corroborated inputs).

- Level 3 - inputs to the valuation methodology that are unobservable inputs for the asset or liability – that is, inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability (including assumptions about risk) developed based on the best information available in the circumstances.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The following table presents information about the Company's fair value measurements at December 31, 2016 (in 000s):

| | | | Fair Value Measurements Using | | |
| | | | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
Description		December 31, 2016			
Assets					
Securities owned	$	390	-	-	390
Liabilities					
Contingent consideration		1,268	-	-	1,268

The following table presents a rollforward for the year ended December 31, 2016 of fair value measurements that use significant unobservable inputs (Level 3) (in 000s):

(2) Fair Value Measurements (continued)

Assets

Beginning balance (as of January 1, 2016)	$331
Total gains or losses (realized/unrealized)	57
Included in earnings	57
Purchases	2
Sales	—
Transfers into Level 3	—
Transfers out of Level 3	—
Ending balance (as of December 31, 2016)	$390

Liabilities

Beginning balance (as of January 1, 2016)	$ —
Total gains or losses (realized/unrealized)	—
Included in earnings	—
Purchases	1,268
Sales	—
Transfers into Level 3	—
Transfers out of Level 3	—
Ending balance (as of December 31, 2016)	$1,268

Securities Owned

"Securities owned" by the Company at December 31, 2016 represents a required investment in the DTCC and is considered to be a Level 3 investment, as there are no quoted market prices for DTCC stock; the fair value of the DTCC stock is based upon valuation information obtained directly from DTCC.

Contingent Consideration

At December 31, 2016, the Company has approximately $1.3 million of contingent consideration recorded as a liability on its December 31, 2016 Statement of Financial Condition. This amount represents future payments that may be payable to the seller in the Incapital Acquisition (refer to Note 1, "Summary of Significant Accounting Policies – General Information and Basis of Presentation" for additional information). Due to the use of significant unobservable inputs, the Company considers the estimated fair value of the contingent consideration to be a Level 3 financial instrument. The Company engaged an internal valuation consultant to assist with the determination of the estimated fair value for the contingent consideration.

Methods for Determining Fair Value

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risk existing at each balance sheet date. For the

(2) Fair Value Measurements (continued)

majority of financial instruments, standard market conventions and techniques are used to determine fair value.

Cash and cash equivalents, distribution fees and underwriting revenue receivable, receivables due from brokers and dealers, deposits with and receivables due from clearing organizations, and other assets and receivables are financial assets with carrying values that approximate fair value because they are generally short-term in nature. Investment valuation is described in preceding paragraphs. Due to affiliates, due to customers, and other payables are financial liabilities with carrying values that also approximate fair value because they are generally short-term in nature.

A comparison of the December 31, 2016 fair values and carrying amounts of these financial instruments is as follows:

	(in 000s)	
	Carrying Amount	Fair Value
Assets:		
Cash and cash equivalents	$22,651	$22,651
Cash segregated in compliance with federal and other regulations	1,000	1,000
Deposits with and receivables due from clearing organizations	20,475	20,475
Securities owned	390	390
Receivables due from affiliates	19,423	19,423
Distribution fees and underwriting revenue receivable	14,014	14,014
Advanced commissions	6,137	6,137
Deposits with other organizations	1,500	1,500
Unit investment trust revenue receivable	449	449
Other	4	4
Liabilities:		
Sales commissions, distribution fees, and other accounts payable	14,790	14,790
Due to brokers	104	104
Contingent consideration	1,268	1,268
Due to affiliates	2,224	2,224
Accrued expenses and other liabilities	584	584
Deferred tax liability	2,216	2,216

(3) Intangible Assets and Contingent Consideration

For the April 30, 2016 Incapital Acquisition, a reconciliation of the purchase price (in 000s) is as follows:

Cash paid at closing	$12,775
Estimated contingent consideration	2,630
Post-closing adjustments	(30)
Total	$15,375

With the assistance of an internal valuation expert, the Company has determined that the entire purchase price for the Incapital Acquisition should be allocated to intangible assets for intellectual property acquired. As a result, the Company recorded a gross intangible asset of approximately $15.4 million on its statement of financial condition. The estimated useful life of the intangible asset is five years. At December 31, 2016, the Company has approximately $13.3 million for this intangible asset on its statement of financial condition, which is net of accumulated amortization.

Contingent consideration represents potential additional payments associated with an acquisition, based on the outcome of future events. In accordance with FASB ASC 850, "Business Combinations," the Company recognizes the fair value of any contingent consideration at the date of acquisition. Contingent consideration is required to be classified as a liability when the acquirer is obligated to pay cash or transfer other assets to the seller. Contingent consideration is to be classified as equity when the acquirer is obligated to issue shares, or the seller has the option to elect settlement in equity shares. Contingent consideration classified as a liability is required to be remeasured to fair value at each balance sheet date until the contingency is resolved, with changes recognized in earnings. The changes in fair value include both the time value of money, which will accrete with the passage of time, and revisions to estimates of the amount and/or timing of the contingent consideration payment.

The purchase agreement with Incapital states that the maximum payment for the acquisition of the intellectual property acquired will be $25.0 million. With approximately $12.8 million paid at closing, the implied maximum contingent consideration is $12.2 million. As part of purchase accounting, the Company initially recorded contingent consideration of $2.6 million, which represents the fair value of what is expected to potentially be payable to the sellers in the future. As required under FASB ASC 850, the Company remeasured this contingent consideration liability to fair value at December 31, 2016. At December 31, 2016, the Company had approximately $1.3 million recorded as "Contingent consideration" in the liabilities section of its Statement of Financial Condition. Under terms of the purchase agreement, the final contingent consideration will be measured as of December 31, 2017, and is payable within 60 days.

NUVEEN SECURITIES, LLC
Notes to Statement of Financial Condition
December 31, 2016

The following table presents a reconciliation of activity in intangible assets from January 1, 2016 to December 31, 2016, as presented on the Company's statement of financial condition (in 000s):

Balance at January 1, 2016..	$ -
Gross intangible asset – Intellectual property..	15,375
Amortization of intangible asset:	
Intellectual property...	(2,050)
Balance at December 31, 2016..	$13,325

(4) Income Taxes

The tax effect of significant items which give rise to deferred tax assets and liabilities recorded on the Company's Statement of Financial Condition at December 31, 2016 are shown in the following table (in 000s):

Gross deferred tax assets:	
State net operating loss carryforwards	$ 181
Contingent consideration	474
Gross deferred tax assets	655
State valuation allowance	(147)
Deferred tax assets, net of valuation allowance	508
Gross deferred tax liabilities:	
Deferred commissions and offering costs	2,295
Intangible assets	429
Gross deferred tax liabilities	2,724
Net deferred tax liability, net of valuation allowance	$ 2,216

At December 31, 2016, the Company had a state net operating loss carry forward of $3.4 million, recognized as a deferred tax asset of $0.2 million on the Company's Statement of Financial Condition that will expire between 2017 and 2025. For financial reporting purposes, a valuation allowance of $0.1 million has been established against the deferred tax assets related to certain state tax loss carryforwards due to the uncertainty that the assets will be realized. The Company increased this valuation allowance by $0.1 million during the year ended December 31, 2016.

The Company's income tax returns are subject to examination by federal, state, and local taxing authorities. The federal and certain state income tax returns for years after 2009 remain open to examination. During 2015, the Internal Revenue Service began an examination of the consolidated income tax filing of Nuveen Holdings, which includes the Company, for the year 2013. No adjustments have been proposed.

(4) Income Taxes (continued)

The Company has not recognized a liability for any unrecognized tax benefits as of December 31, 2016. In addition, the Company does not believe that it is reasonably possible that there will be a significant adjustment to the total amount of unrecognized tax benefits within the next twelve months.

No federal or state income taxes were paid directly by the Company during 2016. The Company recorded $4.0 million and $0.2 million for federal and state taxes, respectively, through "Due to affiliates" (Parent) for its share of the consolidated group's taxes.

(5) Commitments and Contingencies

As discussed in Note 3, "Intangible Assets and Contingent Consideration," the Company has approximately $1.3 million recorded as a liability on its December 31, 2016 Statement of Financial Condition for payments that may become payable to the seller of intellectual property the Company acquired during the second quarter of 2016. Refer to Note 3, "Intangible Assets and Contingent Consideration," for additional information.

From time to time, the Company is named as a defendant in certain legal actions having arisen in the ordinary course of business. There is presently no litigation that we believe would have an adverse material effect on the Company's financial condition, results of operation or liquidity.

Indemnifications

In the normal course of its business, the Company may indemnify certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amounts of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and, as of December 31, 2016, the Company has not recorded any contingent liability on its Statement of Financial Condition for these indemnifications.

Additionally, the Company enters into agreements that contain a variety of representations and warranties and which may provide for indemnification against potential losses caused by the breach of those representations and warranties. The Company's maximum exposure under these arrangements is unknown.

(6) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Rule 15c3-1, the "Uniform Net Capital Rule," which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as these terms are defined, shall not exceed 15 to 1. At December 31, 2016, the Company's net capital ratio was 0.83 to 1 and its net capital was approximately $22.9 million, which is $21.7 million in excess of the required net capital of $1.3 million.

(7) Related Party Transactions

The Company considers transactions to be related party when, at any time during the financial reporting period: (a) one party has direct or indirect control of the other party, (b) the parties are subject to common control from the same source, and/or (c) one party has significant influence over the financial reporting and operating policies of the other party, to an extent that the other party might be inhibited from pursuing its own separate interests. Related parties may include: (1) Parent and its related affiliate/subsidiary companies; (2) any investment fund controlled by or under common control with Parent and its related affiliate/subsidiary companies; (3) any officer, director or person performing an equivalent function, or any entity controlled by any of the foregoing persons, including any spouse or lineal descendant (including by adoption as well as stepchildren) of the officers and directors; and (4) investors with significant influence, including their close families.

During the year ended December 31, 2016, the Company had the following related party transactions: (1) an expense sharing agreement with Parent and an affiliate of Parent; (2) a tax sharing arrangement; (3) a service fee revenue arrangement for services provided to its affiliates; and (4) the Company earned revenue in connection with the sale, or distribution of, mutual funds in the Nuveen fund family.

In addition, during the year ended December 31, 2016, the Parent made a cash contribution of $13.0 million to the Company in anticipation of the Incapital Acquisition and the related purchase accounting required under GAAP that was expected to result in the Company recording a $13.3 million intangible asset on its Statement of Financial Condition, a non-allowable asset for regulatory net capital purposes.

(8) Subsequent Events

The Company has evaluated subsequent events under the provisions of FASB Topic 855-10 and has determined that, through March 1, 2017, the date that this Statement of Financial Condition has first been made available, there were no events occurring subsequent to December 31, 2016 fitting the criteria of FASB Topic 855-10 that needed to be reflected on the Company's Statement of Financial Condition as of December 31, 2016.